UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 03 )*

NUVEEN INTERMEDIATE DURATION QUALITY MUNICIPAL TERM FUND

(Name of Issuer)

ADJUSTABLE RATE MUNIFUND TERM PREFERRED SHARES

(Title of Class of Securities)

670677111, 670677301

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center, 100 N. Tryon Street,  Charlotte,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
550

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
550

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Amendment No. 3 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated March 4, 2013 and filed with the SEC on March 13, 2013 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated October 1, 2015 and filed with the SEC on October 5, 2015 (“Amendment No. 1”), as further amended by Amendment No. 2 dated October 1, 2015 and filed with the SEC on October 7, 2015 (“Amendment No. 2”), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the variable rate munifund term preferred shares ("VMTP Shares") of Nuveen Intermediate Duration Quality Municipal Term Fund (the "Issuer"). This Amendment is being filed as a result of the exchange (the "Exchange") of the Reporting Persons' 550 VMTP Shares (CUSIP No. 670677111) for an equal number of adjustable rate munifund term preferred shares (CUSIP No. 670677301) ("AMTP Shares") of the Issuer.

Item 2.	Identity and Background

(a)	Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"The Reporting Persons exchanged 550 VMTP Shares (CUSIP No. 670677111) for an equal number of AMTP Shares (CUSIP No. 670677301) of the Issuer (the ""Exchange"")

The Exchange was a cashless exchange and no funds were used by the Reporting Persons."

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"BAPFC acquired the AMTP Shares for investment purposes. BAPFC acquired the AMTP Shares directly from the Issuer pursuant to the Exchange Agreement, dated February 26, 2018, between the Issuer and BAPFC (the ""Exchange Agreement"") on their initial issuance in a cashless exchange transaction.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect."

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	Paragraph (d) of Item 5 of the Original Schedule 13D is hereby amended by deleting the reference to "VMTP Shares" and replacing it with "AMTP Shares".

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"The voting and consent rights on the 550 AMTP Shares received in the Exchange will be subject to the Voting Trust and will be treated in the same manner as the VMTP Shares previously described in this Item 6."

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1, Exhibit 99.2, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7 and Exhibit 99.8 thereto and inserting the following exhibits in their place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Power of Attorney

99.4 Exchange Agreement dated February 26, 2018”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation

February 27, 2018	By:	/s/ Ronnie Ojera
Attorney-in-fact

Banc of America Preferred Funding Corporation

February 27, 2018	By:	/s/ Thomas Visone
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)